Exhibit 99(b)

CAPITALIZATION AND INDEBTEDNESS

The following table presents our capitalization and indebtedness at September 30, 2018:

At September 30, 2018
(in millions)
Total short-term borrowings(1)	¥40,041,628

Long-term debt:
Obligations under capital leases	18,794
Obligation under sale-and-leaseback transactions	41,314
Unsubordinated debt	22,238,703
Subordinated debt	4,961,361
Obligations under loan securitization transactions	635,937
Debt issuance costs	(14,952)

Total long-term debt	27,881,157

Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 13,827,607,320 shares)	2,090,270
Capital surplus	5,685,427
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	8,071,376
Accumulated other comprehensive income, net of taxes	(272,240)
Treasury stock, at cost: 745,634,063 common shares	(528,271)

Total shareholders’ equity	15,286,133

Noncontrolling interests	663,506

Total equity	15,949,639

Total capitalization and indebtedness	¥43,830,796

Note:	(1)	Total short-term borrowings consist of call money, funds purchased, and payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.